

September 17, 2014

Via E-mail
Haim Tsuff, Chief Executive Officer
Isramco, Inc.
2425 West Loop South, Suite 810
Houston, TX 77027

Re: Isramco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 0-12500

Dear Mr. Tsuff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Cover page

1.   Please revise your cover page to state the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of your most recently completed second fiscal quarter. Refer to instructions for Form 10-K which may be found at http://www.sec.gov/about/forms/form10-k.pdf.

Business, page 4

Exploration, Development and Production Segment, page 4

2.   We note the statement, "Approximately 86.1% of our proved reserves were classified as proved developed..." as well as the proved undeveloped reserves presented in Exhibit 99.2, one of two third party engineering reports filed with your Form 10-K. These disclosures appear to be inconsistent with Note 15, "Supplemental Oil and Gas Information" where no proved undeveloped reserves are disclosed as of December 31, 2013. Please revise to eliminate this apparent inconsistency.

3.   Please expand the discussion here regarding your U.S. properties to include the information necessary to comply with Items 1202(a)(6), 1202a(7), 1203, 1205, 1206 and 1208 of Regulation S-K.

Markets and Major Customers, page 7

4.   Please expand your disclosure to include a discussion of the dependence of your segments on a single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on the segment. This disclosure should include the name of any customer from which sales by one or more of your segments are 10% or more of your consolidated revenues. Refer to Item 101(c)(1)(vii) of Regulation S-K. We note that your disclosure on page F-10 indicates that one individual customer accounted for 10% of the well service subsidiary's consolidated revenues. You note on page 7 that you do not believe the loss of any one of your purchasers would affect your ability to sell the oil and natural gas that you produce, but you do not appear to discuss your well service customers here.

Executive Compensation, page 9

5.   Please provide the compensation discussion and analysis required by Item 402(b) of Regulation S-K. Further, please identify and quantify in a footnote to your Summary Compensation Table any item reported during the last fiscal year as "All Other Compensation," or tell us why you believe you are not required to provide such information. Refer to Instructions to Item 402(c)(2)(ix) of Regulation S-K.

Director Compensation, page 10

6.   Please provide the information required by Item 402(k)(3) of Regulation S-K, including a description of any standard compensation arrangements for directors. Please refer to comment 28 in our letter dated December 23, 2008.

Risk Factors, page 12

Our domestic operations are subject to governmental risks . . ., page 14

Hydraulic Fracturing, page 14

7.   We note your statement under your discussion of Environmental and Occupational
        Health and Safety Regulations at page 9 that you "have not heretofore engaged in
        extensive hydraulic fracturing or other well stimulation services on the wells for which
        we are the operator and when we do we engage third parties to conduct these operations
        on our behalf." We contrast that with your statement here, that you "routinely apply
        hydraulic-fracturing techniques in many of our U.S. onshore oil and natural-gas drilling
        and completion programs." Please explain this apparent discrepancy.

        If material, please revise this referenced risk factor to address the financial and
        operational risks associated with hydraulic fracturing, such as underground migration and
        surface spillage or mishandling of fluids, including chemical additives.

Legal Proceedings, page 25

8.   Please provide all of the information required by Item 103 of Regulation S-K. We note,
        for example, that for the first two putative shareholder derivative petitions filed in the
        District Court of Harris County, Texas, you have not disclosed the date instituted or the
        relief sought. For the third lawsuit filed in the District Court of Harris County, Texas,
        you have not disclosed the relief sought.

Selected Financial Data, page 27

9.   Please tell us why you believe this section to be "not applicable." Refer to Item 301 of
        Regulation S-K.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 27

10.   Please expand your disclosure to include a tabular disclosure of your contractual
        obligations. Refer to Item 303(A)(5) of Regulation S-K.

Results of Continuing Operations, page 35

11.   It does not appear that your analysis of operating results addresses changes in revenues
        from your production service segment. Please revise. Refer to Item 303(A)(3) of
        Regulation S-K.

Financial Statements, page F-3

Notes to Consolidated Financial Statements

Income Taxes, page F-18

12.   Citing the applicable accounting literature, please tell us how you determined that foreign
        taxes withheld should be recorded as a deferred tax asset. Additionally, please revise
        your filing to fix the footnote at the bottom of page F-19, which appears to have printed
        improperly.

13.   Please revise to disclose the components of income before income tax expense as either
        domestic or foreign. Refer to Rule 4-08(h) of Regulation S-X.

Note 12 – Segment Information, page F-21

14.   Please explain to us why you have not included the following disclosure in your segment
        footnote, or revise your filing as necessary:

        •   Income statement information for 2011. Refer to FASB ASC 280-10-50-20.
        •   Expenditures for additions to long-lived assets. Refer to FASB ASC 280-10-50-25(b)
            and 26.
        •   Material revenues for any individual country. In this regard, it is unclear whether
            your "non-U.S." revenues reflect sales to customers in Israel only. Refer to FASB
            ASC 280-10-50-41(a).
        •   Long-lived assets located in the U.S. and in foreign countries. Refer to FASB ASC
            280-10-50-41(b).

        In addition, it appears that you interchangeably use the terms "production services" and
        "well service" to refer to one of your segments. Please revise to use a single term to
        identify this segment throughout your Exchange Act reports.

Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-24

15.   Please revise your disclosure of results of operations for oil- and gas-producing activities
        on page F-27 to only present categories consistent with those indicated per FASB ASC
        932-235-50-23.

Capitalized Cost of Oil and Gas Producing Activities, page F-24

16.   Your chart at the top of page F-24 indicates that all sums capitalized for oil and gas
        properties in 2012 were "proved property being amortized." Elsewhere you state that the
        offshore Israel properties were classified as "proved undeveloped" at December 31, 2012,

and that production did not commence until March 2013. Please revise your disclosure
or explain this apparent inconsistency.

Oil and Gas Reserves, page F-26

17.   FASB ASC 932-235-50-5 requires an "appropriate explanation of significant changes" in
proved reserves. Please revise to provide disclosure addressing all significant changes in
your proved reserves. For example, we note the 22% positive revision during the fiscal
year ended December 31, 2013 in your Tamar proved reserves.

Standardized Measure of Discounted Future Net Cash Flow, page F-27

18.   Your charts on pages F-28 and F-29 indicate that the dollars are in millions, but this does
not appear to be the case. Please revise accordingly.

19.   Please explain why the calculation of the standardized measure of discounted future net
cash flows on page F-28 reflects that at December 31, 2013, 2012 and 2011 you
estimated future development costs to be $875,854, but disclosure on page F-24 indicates
that you spent $5.0 million, $5.4 million and $2.4 million, respectively for development
costs in these fiscal years.

Form 10-Q for quarter ended March 31, 2014

Notes to Condensed Consolidated Financial Statements

Note 2 – Supplemental Cash Flow Information, page 9

20.   Please tell us about the "short swing profits" of $585,000 that you disclose on page 9 of
your Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding comments on engineering related matters. Please contact Paul Monsour at (202) 551-3360, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director